Results of LG Card’s General Shareholders’ Meeting for the Fiscal Year of 2006

On March 26, 2007, LG Card, our credit card subsidiary, held the general shareholders’ meeting for the 21st fiscal year of 2006, and all five agendas listed below were approved.

1) Approval of Financial Statements (balance sheet, income statement and statement of appropriation of retained earnings) for the fiscal year 2006
2) Appointment of Directors
3) Appointment of Audit Committee members
4) Approval of director remuneration limit
5) Approval of amendments in Articles of Incorporation

For further details of the approved items, please refer to the descriptions below.

Approval of Financial Statements (balance sheets, income statements and statements of appropriation of retained earnings) for the fiscal year 2006

(KRW million)

Total Assets	9,645,482	Operating Revenue	2,703,398

Total Liabilities	6,624,912	Operating Income	1,191,182

Capital Stock	626,847	Net Income	1,193,679

Total Shareholders’ Equity	3,020,570	Earnings per share (KRW)	9,521

Auditor’s Opinion		Unqualified

Dividends for Shareholders		None

Appointment of Directors (1 director, 5 outside directors)

Outside
Name	Date of Birth	Present Office	Director	Term
Jong Ho Lee	Dec. 25, 1948	Vice President, LG Card Management Support Division	X	3 yrs

In Ho Lee	Nov. 2, 1943	President & CEO, Shinhan Financial Group	O	1 yr

Jae Woo Lee	Jul. 2, 1950	Managing Director, Shinhan Financial Group	O	1 yr

Young Il Cho	Aug. 5, 1943	Lawyer, Kyung-Ki Law & Notary	O	1 yr

Sang Yong Park	Feb. 21, 1951	Professor of Business Management, Yonsei University	O	1 yr

Sang Ho Sohn	Feb. 13, 1957	Vice President, Korea Institute of Finance	O	1 yr

Appointment Audit Committee Members (3 members)

Name	Date of Birth	Current Status	Term
Young Il Cho	Aug. 5, 1943	Lawyer, Kyung-Ki Law & Notary	1 yr

Sang Yong Park	Feb. 21, 1951	Professor of Business Management, Yonsei University	1 yr

Sang Ho Sohn	Feb. 13, 1957	Vice President, Korea Institute of Finance	1 yr